UNITED STATES SECURITIES
                          AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
                                 FORM 10-SB

[ X ]     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
          OF THE SECURITIES EXCHANGE ACT OF 1934

                                     OR

[   ]     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d)
                   OF THE SECURITIES EXCHANGE ACT OF 1934
                  For the fiscal year ended June 30, 2002
                                     OR
[   ]     TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
          OF THE SECURITIES EXCHANGE ACT OF 1934
                For the transition period from            to

             IRS Employer Identification No.:    90-0077455
                                              ----------------

                             METAL MINES, INC.
           (Exact name of Registrant as specified in its charter)

                               Not Applicable
              (Translation of Registrant's name into English)

                                   Nevada
              (Jurisdiction of incorporation or organization)

                           1495 Ridgeview Drive
                               Reno, NV 89509
                  (Address of principal executive offices)

     Securities registered or to be registered pursuant to Section 12(b) of the Act:
                                    None

     Securities registered or to be registered pursuant to Section 12(g) of the Act:
                      Common shares, par value $.0001
                              (Title of Class)

                                   PART I
                                  -------
ITEM 1     DESCRIPTION OF BUSINESS

ABOUT OUR COMPANY
-----------------

We are an exploration stage company that was formed in May 2000. Our intent is to locate one or more valuable mineral claims and, using accepted industry exploratory processes, establish the values of those claims. Following that, the intent is to either market those claims to an existing mining entity or to contract with such company for the actual mining. At the time the Company was formed, it neither owned any claims nor did it have any targeted. As a small company, its plan was to locate claims through the efforts of its executives and principal shareholders, whose efforts would be uncompensated, other than through the increase in the value of stock owned by them. In that regard, we were minimally capitalized at the outset with the intent that, once a promising claim was located, the necessary funding for proving up the claim would come from the original shareholders through the exercise of warrants acquired by those shareholders under the initial limited offering made by the Company in the summer of 2000.

After careful research over three years for potential Nickel deposits, we focused on a belt of intrusive ultramafic rocks, which are rocks composed of predominantly ninety (90%) percent dark minerals, situated in Langmuir Township, Porcupine Mining Division, located north of Timmins, Ontario, Canada. We have obtained an option to purchase 21 mining claims from Sea Emerald Development Corporation, a Canadian corporation, in April, 2003. Currently, there is no assurance that commercially mineable deposits or reserves exist within our optioned claims, until further exploration is performed and comprehensive evaluation based upon the exploration supports a different conclusion. In summary, we do not know whether the claims we hold under option have any mineral deposits or reserves on them. The claims may have some value or may be worthless.

We acquired an option to purchase such claims based on the recommendation of our geologist, Stewart A. Jackson, Ph.D. Thomas H. Burke, our President commissioned a report to evaluate the area of claims and to recommend an exploration program to explore possible mineral deposits. The report includes the initial prospecting, past mining and other geological work completed by Gerald Harron, P.Eng on the claims we hold through an option and surrounding property. Mr. Harron has been looking at the area since March 2000, and assessing the prospective geological potential, access, and general conditions.

               HOW OUR COMPANY IS ORGANIZED
               ----------------------------
We were incorporated under the name Networth, Inc. in the State of Nevada on May 11, 2000. Since inception, we have spent less than $12,000 in cash and payables for operating capital. Most of the operating expenses have been advanced and paid by the executive officers and stockholders of our Company. Our only operations since inception have involved searching for suitable mining properties to acquire. All of such expenses were used to research the prospective properties for mining and exploration.

On April 30, 2003, we entered into an Option Agreement to purchase and acquire 100% interest in 21 mining claims from Sea Emerald Development Corp., ("Sea Emerald"). We have not been involved in any bankruptcy, receivership or similar proceeding.

                                     2

We have not been involved in any material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business.

               WHERE YOU CAN FIND US
               ---------------------
Our corporate offices are located at 1495 Ridgeview Drive, Suite 220, Reno, Nevada 89509, with executive offices being maintained at 2532 Dupont Drive, Irvine, CA 92612. Our corporate staff consists of one part time officer and three part time directors. Our telephone number is (949) 261-1181.

ITEM 2     MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS

The following discussion and analysis provides information which management believes is relevant to an assessment and understanding of our plan of operations and financial condition. The discussion should be read in conjunction with our financial statements and notes thereto appearing in this registration statement.

The following discussion and analysis contains forward-looking statements, which involve risks and uncertainties. Our actual results may differ significantly from the results, expectations and plans discussed in these forward-looking statements.

               FORWARD LOOKING STATEMENTS
               ---------------------------

This Registration Statement includes "Forward Looking Statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objective, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", estimates" or intends", or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or bee achieved) are not statements of historical fact and may be "forward looking statements". Such statements are included, in this Registration Statement, in the sections, among others, entitled "Management's Discussion and Analysis or Plan of Operations," and "Description of Business." Forward-looking statements are based on expectations, estimates and projections at the time the statements are made that involve a number of risks and uncertainties which could cause actual results or events to differ materially from those
presently anticipated.    Although the Company believes that the
expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct.


Overview
--------

Since our inception, our operations have been devoted primarily to identifying, purchasing and completing the initial exploration work on a mineral property. We intend to grow through exploration and of the Timmins property and the identification and acquisition of other properties with mineral exploration.

                                     3
This property does not have any known reserves and our proposed program is exploratory in nature. Because of uncertainties surrounding our exploration, we anticipate incurring exploration stage losses in the foreseeable future. Our ability to achieve our business objectives is contingent upon our success in raising additional capital until adequate revenues are realized from operations.

We are an exploration stage company and there is no assurance that a Commercially viable mineral deposit exists on any of our property. The property is without any known reserves and the proposed program is exploratory in nature and therefore further exploration will be required before a final evaluation as to the economic and legal feasibility is determined. Reserves are measurable zones of minerals over a certain area and mineral deposits are reserves that can be economically exploited.

At the inception of this mining project, Vern Bock was issued stock in anticipation that he would locate and negotiate the acquisition of a valuable mineral claim which could then be explored. Typical of a small private company, Bock did not intend to take any salary as compensation for his efforts, other than attempting to realize benefits if the Company had value and his stock gained value. Similarly, 150,000 shares were issued to Burke, Corporate Management Associates and Brugh to provide corporate support. All of that stock was in the form of "sweat equity" shares and, although quite real, does not show up on the balance sheet.

Since salaries and personal expenses to organized the corporation and locate the targeted claims was financed simply through the issuance of "cheap stock", cash for that did not need to be raised the conventional way through the issuance of stock. Instead, all that was necessary was a limited offering to yield very little cash (sufficient to cover the expenses of that offering), but as a way of getting options into the hands of shareholders who would exercise those to finance the necessary exploration at such future time the company did "tie up" mineral claims worthy of such investment. Those warrants were for two years and expired before that business plan could be completed.

Notwithstanding this, it is anticipated that Management can approach the shareholder base which it carefully picked in the original limited offering to raise exploration funds in a second future limited offering. However, to now get the necessary exploration funding, a new method of financing must be undertaken. At the present time, it is difficult to generate such investment without a publicly trading stock. That is the purpose of this offering.

Exploration stage expenses from inception through August 15, 2003 were $3,000 including general and administrative costs related to researching and identifying potential properties to acquire; bank charges were $10, accounting charges were $3,177, incorporation and filing fees and services were $1,605,travel expense were $ 2,457 ,other general and administrative costs were $284 , interest expense was $61 and office costs were $375, for a total expense of $10,969 as captioned in the financial statement's statement of operations. Included in the general and administrative expense was $3,000 of cash paid relates to researching and identifying potential properties to acquire and the negotiation and acquisition of the option to purchase the property, and no money was spent on further evaluation of the property. These fees were in furtherance of Phase I to purchase and evaluate a property. Fees were incurred in the start-up costs of our company as well as the fees to prepare our audited financial statements. These fees were included in the general and administrative expense as discussed earlier in this paragraph.

Plan of Operation
-----------------

We have decided to create a four step plan to evaluate our initial minerals prospect for exploration. Even if we complete all four phases, all we can hope to have accomplished is to be able to identify targets for further exploration which will consist of trenching, drilling and feasibility studies which will be the most expensive parts of the exploration process. Phase one consisted of identifying an area with promising geological properties, securing a geological report on the property and completing the initial rock and silt samples on the prospect. We plan to complete phase two and three during the next 12 months. If we get positive results in phase two and three we will be required to seek additional capital as recommended by the consultant's report. We will attempt to raise capital from sale of our common stock, loans from investors, shareholders or management, and/or joint venture partners. However, there are currently no negotiations or arrangements for future financing at this point in time. Management will use its best efforts to raise the additional funds to carry out the planned exploration program but there is significant risk that we may not secure the necessary funding. The following table details the 4 steps to our initial exploration of the Timmins property:

          Phase I: Line Cutting

                    Clearing of approximately 30 miles of
                    open lines through trees and brush at
                    $325 per mile to allow accurate surface
                    surveys as well as opening sites for
                    later drilling & coring equipment              $10,000

          Phase II:  Magnetometer Survey

                    Approximately 30 miles of Magnetometer Survey
                    and logging of the claims                      $ 5,000

          Phase III: UTEM Survey & Logging

                    Approximately 15 miles of UTEM
                    Surveying and logging at approximately
                    $2,000 per mile.  (The UTEM is a
                    larger, much more accurate device
                    similar but much more sensitive than a
                    Magnetometer.  This survey is to identify
                    with more precision exactly where drill
                    holes should be bored as well as identify
                    where it is unlikely that drilling would
                    produce any positive results).                $ 30,000

          Phase IV:  Drilling & Coring

                    Drilling and coring approximately 10 to 15
                    holes to a depth of 700 to 900 vertical
                    feet.  Cost estimates are all inclusive
                    and include, mobilization, de-mobilization,
                    splitting core, core boxes, etc.              $300,000

     General & Administration

               Geologist
                    35 days @ $225 per day                        $  8,000

               Survey & Coring Contingencies

                    10 % of total  (Unpredictability of
                    weather & terrain)                            $ 35,000

               Working Capital
------------------------------
                    General corporate legal, accounting &
                    administrative  expenses                      $112,000
                                                                  ---------
          TOTAL                                                   $500,000

To cover these expenses, we have obtained a line of credit. Draws under that line of credit do not become payable until September of 2005 at which time we expect to have established a value for the mineral claims from preliminary exploration allowing us to sell those claims for a sum beyond the value established and thereby pay that line of credit. There is no assurance we will be able to do this. Alternatively, we could enter into a joint venture with a mining company which could provide the capital and resources necessary to mine the claims, thereby generating a flow of revenues allowing us to refinance the payment of the draws made under that line of credit. We do not have any arrangements with any mining company for any such joint venture, nor have we identified any such joint venture partner. Failing both of these alternatives, it will be necessary for us to raise additional capital to continue operations

If we are successful in completing the 4 steps of exploration, management will access the results to determine the feasibility of further exploration and/or development of the property. If management determines the exploration results merit further exploration, the plan is to raise additional capital, and/or seek an industry partner to pay the further costs of operations. There is no assurance we will be successful in raising the funds or finding a joint venture partner in order to complete further exploration. We could be forced to abandon the property or sell it for a significant loss if we are unable to secure the necessary capital.

If commercial mineralization is not found on the property or if we can not recover the metals profitably, then we intend to pursue other properties for exploration. The purchase and exploration of such future, yet unidentified properties will depend on our ability to identify potential properties and, most significantly, raise additional capital. If we are unable to raise additional capital, then we may need to cease operations if there is no mineral found on the property or if the metals can not be recovered profitably.

Capital Resources and Liquidity
-------------------------------

As of August 15, 2003, we had cash reserves of $30,013.00. However, we have arranged a line of credit which will provide us the $500,000 necessary to complete our four-phase business plan. The cash reserve came from an initial draw on our line of credit. We have no plans to pay salaries to our officers or employees during the next 12 months. We believe we will have sufficient cash to meet our minimum exploration, including phase two, phase three and phase four, and operating costs for the next 12 months. However, unless we either joint venture our option to acquire these claims or raise additional capital through a public or private offering, or through some other means, we will have exhausted all of our available cash within that period and may well then be insolvent. In addition, we will need to raise additional capital to continue or operations past 12 months. There is no assurance we will be successful in raising the needed capital as and when required, or on terms favorable to our Company.

Summary Financial Information
-----------------------------

The following summary financial data should be read in conjunction with the Financial Statements and Notes thereto, included elsewhere in this Prospectus. The statement of operations data and the balance sheet date for the period from May 11, 2000 (inception) to August 15, 2003 are derived from Metal Mines' audited Financial Statements. The statement of operations data and the balance sheet data at August 15, 2003 are derived from Metal Mines' August 15, 2003 financial statements. The operating results for the period ended August 15, 2003 are not necessarily indicative of the results to be expected for the full year or for any future period. We are an exploration stage company.

STATEMENT OF OPERATIONS DATA:
-----------------------------

                                                                            Inception
                                                 Period           Year   May 11, 2000
                                                  Ended          Ended             to
                                                 August       December         August
                                               15, 2003       31, 2002       15, 2003
                                         -------------- -------------- --------------
Revenue                                  $           0  $           0  $           0

Expenses

  General&
     Administrative                              7,408              0         10,908
  Interest Expense                                  61              0             61

     Total Expense                               7,469              0         10,969
                                         -------------- -------------- --------------
BALANCE SHEET DATA:
-------------------
                                                 August       December
                                               15, 2003       31, 2002
                                         -------------- --------------
  Cash                                     $    30,013      $     250
  Mineral Rights                                    50
                                         -------------- --------------
     Total Assets                          $    30,063      $     250

  Total Liabilities                           $ 37,486      $     255

  Stockholders Equity(deficit)                  (7,423)            (5)

  Stockholders Equity (deficit)
  Per Share                                 $ (0.00081)   $(0.0000005)

ITEM 3     DESCRIPTION OF PROPERTY

We are engaged in the acquisition and exploration of mineral properties. Our first acquisition was the 21 mineral claims described below, which are known as the "Timmins Claims". We intend to conduct exploration work on this property in order to ascertain whether it possesses commercially developable quantities of Nickel. We are an exploration stage company and there is no assurance that a commercially viable mineral deposit exists on any of our property. The property is without any known reserves and the proposed program is exploratory in nature. There can be no assurance that a commercially viable mineral deposit, or reserve, exists on the Timmins Claims until appropriate exploratory work is completed and a comprehensive evaluation based on such work concludes economic feasibility.

Location and Land Status
------------------------

The property is located in the Porcupine Mining Division, Langmuir Township, Ontario, Canada.

The Property consists of 21 unpatented two post mineral claims that have been staked and recorded and occur in the Porcupine Mining Division. By staked, we mean that a stake has been placed in the ground on each claim and we have applied to the Canadian government for the right to these mineral claims. The claims are contiguous. The complete list of claims held by us is as follows:

Table 1.  Langmuir Claims

AREA                          RECORD NO.          DUE DATE
Langmuir                       P1213130           June 01, 2004
Langmuir                       P1213131           June 01, 2004
Langmuir                       P1213414           June 01, 2004
Langmuir                       P1213717           June 01, 2004
Langmuir                       P1224477           June 01, 2004
Langmuir                       P1224492           June 01, 2004
Langmuir                       P1224496           June 01, 2004
Langmuir                       P1236554           June 01, 2004
Langmuir                       P1236555           June 01, 2004
Langmuir                       P1236557           June 01, 2004
Langmuir                       P1236558           June 01, 2004
Langmuir                       P1236559           June 01, 2004
Langmuir                       P1236560           June 01, 2004
Langmuir                       P1236561           June 01, 2004
Langmuir                       P1236562           June 01, 2004
Langmuir                       P1236563           June 01, 2004
Langmuir                       P1236676           June 01, 2004
Langmuir                       P1236677           June 01, 2004
Langmuir                       P1236774           June 01, 2004
Langmuir                       P1240736           June 01, 2004
Langmuir                       P1240739           June 01, 2004


The Timmins mineral claims are situated on the east side of Timmins, Ontario, Canada, and are located centrally in what could possibly be a geologically diverse, well-mineralized belt of rocks that could possibly contain numerous mineralized areas of various metals (nickel, copper, zinc, gold, platinum, palladium, silver, cobalt, chromium). The area within 3 kilometers surrounding the Timmins Claims includes several profitable mines in production.

The claims are located in an area that has ultramafic rocks that are considered the northern extension of the Shaw Dome. This belt is a structurally controlled intrusive related mafic-ultramafic sequence of the over 65 million year old Cretaceous intrusive rocks intruding an earlier older (between 65 million and 600 million years old) Palaeozoic sequence of metamorphosed -sedimentary and metamorphosed volcanic rock. These volcanic rocks were originally deposited as sediments and/or volcanic lavas and have subsequently been subjected to heat from the intrusives and pressure and from burial and or the moving continents which have changed their chemical
composition. At the North end of this belt   5 kilometers South West of the
Timmins claims - is the former producing Redstone Nickel Mine. This mine was found in the early 1970's and was brought into production by BHP Mining Company in 1979 and was operating, mining and shipping ore until 1986. A total of 1.2 million tons of ore, with values of 1.77% Ni, 0.34% Cu, plus platinum, palladium, cobalt, copper, gold, silver, were mined, shipped and processed from the Redstone Nickel Mine. All of the property adjacent to the Redstone Nickel Mine has recently been staked for over 30 kilometers along the mineralized area, known as the strike zone.


In summary, we believe the Timmins Claims under option from Sea Emerald are centrally located within a geological belt that has witnessed many producing mines and has a variety of other advanced showings of differing minerals.


Recent Work
-----------

Six man-days of initial reconnaissance surveys, prospecting and geological traverses were undertaken along the roads and drainages within the claims and immediately surrounding terrain. A total of 15 rock samples were collected and submitted for geochemical analysis at Swastika Analytical Labs in Swastika, Ontario.


Geology of the Timmins Claims
-----------------------------

The regional and property geology of the Timmins claims is summarized in the Geology Report which was authored by Gerald Harron, P. Eng., a geologist who is independent from us.

There is a similarity and coincident features in the ultramafic rock types and geophysical imprint between the geology of the Redstone Nickel Mine area and the ultramafic belt extending to the northwest.

Although the Redstone Nickel Mine area lies more than 5 km to the SSW along the regional structural trend from the Timmins claims, recent regional geologic mapping suggests a possible correlation. The lack of exploration in this area makes it a unique, underdeveloped mineral belt requiring a concerted exploration program. The report indicates that, prospectively, there could possibly be a discovery of platinum group metals on the Timmins Claims. However, there is no assurance that there will be sufficient quantities of these or other minerals on the property to justify commercial mining.

Conclusions and Recommendations of the Geology Report
-----------------------------------------------------

Our Geology Report was prepared by Gerald Harron, a qualified engineer who has no relationship with us, except for acting as our independent geologist. The Geology Report concludes that the Timmins claims provides an attractive exploration prospect for nickel/copper mineralization. Initial work conducted on the Timmins claims shows the recently taken rock samples revealed elevated anomalous values for copper, nickel and chromium.

The Geology Report recommended a four-phase program of work. The Phase I budget will cover initial geological mapping; silt (soil if necessary) geochemical sampling of defined drainages; and prospecting. The Geology Report Phase II work consists of follow-up geochemical sampling and detailed geological mapping. Following successful geological mapping, sampling and prospecting of Phase I and II, it is recommended that a Phase III exploration program be undertaken utilizing a helicopter equipped, deep penetrating airborne ElectroMagnetic system (such as AeroTem) to conduct a detailed geophysical survey of the target areas to further refine the targets. These systems work on the principal that an "Electro" electric current will generate a "Magnetic" field which will interact with minerals in the ground to create a secondary, measurable "Magnetic" field to produce
an "anomalous" response. Phase IV will involve   Drilling and sampling.

The recommendations of the independent qualified engineer, Gerald Harron, as quoted from his written report, are:

"The Timmins property is at an early stage of exploration. Access is straightforward and the lower parts of the property can be worked for much of the year. A staged series of shorter programs is most likely the approach to take. After each of these programs, the approach should be evaluated and a new set of recommendations put forward. Initially, the property still requires reconnaissance geology and prospecting to better establish the presence and position of the ultramafic rocks of exploration interest. If cover prevents this, it may be worthwhile to consider flying an airborne geophysical survey, with (magnetics, EM, and perhaps radiometrics), to help determine and guide any recommended follow-up work. If the geochemistry is correct, and the belt of potential host ultramafic rocks is as long as 10 or 15 km, strong consideration should be given to staking more claims early in the initial program.

The initial phase of exploration for the claims will consist of detailed geological mapping of all roads within and buttressing the claims and silt sampling of every drainage or draw (soil sampling if necessary). This work is important in establishing the base and anomalous geochemical values and the structural implication of the drainages as faults or contacts."


Proposed Budget
---------------
Approximate costs for the recommended four-phase program are as follows:


     Phase I will involve line cutting to clearing of approximately 30 miles of open lanes through trees and brush at an approximate cost of $325 per mile to allow accurate surface surveys of the claims as well as opening sites for later drilling & coring equipment. The entire costs of this phase are estimated at $10,000.

     In Phase II, we plan to do a complete Magnometer survey and logging of the claims along the approximately 30 miles of line cutting accomplished
under Phase I.   The total cost of this will be in the range of $5,000.

     Based upon the results and analysis of Phase II, we will then plan and undertake the UTEM Survey & Logging of approximately 15 miles of the line cut areas of the claims. The costs of this will be in the range of $2,000 per mile. The UTEM is a larger, much more accurate device similar but much more sensitive than a Magnetometer. This survey is to identify with more precision exactly where drill holes should be bored as well as identify where it is unlikely that drilling would produce any positive results. The entire cost of this phase, not including analysis and geology is budgeted at $30,000.

     After analysis of the UTEM Surveys and logs, the drilling and coring of approximately 10 to 15 locations to a depth of 700 to 900 vertical feet will be undertaken. Cost estimates for these, including mobilization, de-mobilization, splitting core, core boxes is estimated to be in the range of $300,000.

     The cost estimates for each of the four phases do not include costs of a professional geologist. The costs of contracting for those services are expected to be in the range of $225 per day for approximately 35 days. Thus, $8,000 is currently planned for those services. Moreover, due to the fact that the Timmons District is located in a northern geographic region where both changes of climate and weather, as well as terrain, are formidable and not easily predictable, a contingencies allowance in the range of 10%, or an additional $35,000, is being allocated.

     We are also allocating $112,000 as general corporate expenses. This will include the necessary legal, accounting and compliance costs for generally operating the corporation. No allowances are being budgeted for officers or directors compensation, although some travel expenses are expected to be paid from this sum.

Mineral Property Agreement
--------------------------

We acquired an option to purchase the property containing the 21 mineral claims from Sea Emerald in April 2003. The property consists of 21 unpatented two post mineral claims that have been staked and recorded and occur in the Langmuir mining division. The claims are contiguous. In April 2003, the "Timmins claims" were optioned to us in exchange for the future issuance of restricted shares of our Common Stock, and royalties. Advance royalties of $50,000 are to be paid annually, commencing 36 months from the date of signing of the agreement, unless we exercise our option to repurchase 2% of the royalty payable to Sea Emerald. The repurchase can be accomplished by our paying $2,000,000 cash to Sea Emerald at any time.

Failure to pay the advance royalties will cause a reversion of the property within ten days of such failure. We are required to keep the claims in good standing for at least 18 months from the date of the agreement.

The total purchase price for these is 2,500,000 shares of our restricted Common Stock, of which $500,000 shares have been issued to date. In addition, these claims are subject to a 3% Net Smelter return. Sea Emerald is the beneficiary of such royalties. 2% of the Net Smelter Royalty can be acquired for $2 million within 12 months from the commencement of commercial production.

In order to maintain the property in good standing all claims staked in Ontario require $0 worth of assessment work to be undertaken in Year 1, followed by $400 per unit per year thereafter. We currently have 54 units which are inclusive in the 21 contiguous claims.

Our expected source of funds to meet upcoming obligations are cash draws from our line of credit, private placement of debt or equity and/or loans from management or shareholders. There is no guarantee that we will be able to secure such funds.

Definitions of Important Terms in the Agreement with Sea Emerald

"Net Smelter Return" means, for any period the diffeence between:

(a)  the sum of:

     (i) the gross proceeds received by us in that period from the sale of refined minerals such as platinum, palladium, gold, and silver produced from the property to a party that is arm's length to third parties, or that would have been received by us if the purchase of the Minerals were at arm's length to third parties; and

     (ii) in the case of the sale of Minerals that are ores that have not been processed in a Mill, the estimated cost that would have been incurred in crushing and beneficiating such Minerals in a Mill as agreed by the parties or otherwise determined by a competent mining or metallurgical engineer; and

(b)  the sum of:

     (i)   All amounts paid on account of Advance Royalty Payments;

     (ii)  any insurance costs in connection with shipping such Minerals;

     (iii) any costs of transport;

     (iv) All costs associated with sales involving handling, weighing, sampling, determination of water content, insuring and packaging;

     (v) the costs of marketing, adjusted for rebates or allowance made or given;

     (vi) any sales, severance, gross production, privilege or similar taxes (other than income taxes or mining taxes based on income) assessed on or in connection with the Minerals or the value thereof; and

     (vii) any treatment, beneficiation or other charges or penalties deducted by any smelter or refinery to which such Minerals are shipped that have not been previously deducted in the computation of gross proceeds.

The percentage that we pay to Sea Emerald will have an impact on our operating margin, but we will only have to pay the percentage once revenues are recognized from the sale of the refined minerals. Such percentage is on par with the average industry standards for royalties from Nickel production.

                                     14
     Risk Factors
     ------------

     There are risks inherent in any mining activities. Some of the most significant risks include:

(i)  Exploration and Development Risks

We do not currently possess any proven or probable reserves. We are presently in a preliminary stage of exploration without a commercially viable reserve in any of our optioned properties until further testing and exploration work on the properties indicates quality, size, recoveries and other factors, and suggests economic feasibility.

Mineral exploration and development involves a high degree of risk and few properties, which are explored, are ultimately developed into producing mines. There is no assurance that the Company's mineral exploration and development activities will result in any discoveries of commercial bodies of ore. The long-term profitability of the Company's operations will be in part directly related to the cost and success of its exploration programs, which may be affected by a number of factors.

Substantial expenditures are required to establish ore reserves through drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that the funds required for development can be obtained on a timely basis. Estimates of reserves, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of ore ultimately mined may differ from that indicated by drilling results. Short-term factors relating to reserves, such as the need for orderly development of ore bodies or the processing of new or different grades may also have an adverse effect on mining operations and on the results of operations. Material changes in ore reserves, grades, stripping ratios or recovery rates may affect the economic viability of any project. Reserves are reported as general indicators of mine life. Reserves should not be interpreted as assurances of mine life or of the profitability of current or future operations.

(ii) Operating Hazards and Risks

Mineral exploration involves operating hazards and risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations on the properties will be subject to all the hazards and risks normally incidental to exploration, development and production of mineral reserves including, but not limited to, unusual or unexpected formations, cave-ins, pollution, equipment breakdown, rugged terrain, wildlife hazards and harsh weather conditions, all of which could result in work stoppages, damage to property, and possible environmental damage. The Company has plans to obtain insurance covering its operations, but presently has no liability insurance. Even if it obtains insurance, the nature of the risks associated with the Company's activities is such that liabilities might exceed policy limits, the liabilities and hazards might not be insurable against, or the Company might not elect to insure itself against such liabilities due to high premium costs or other reasons, in which event the Company could incur significant costs that could have a materially adverse effect upon its financial condition.

(iii) No Operating History

We have only recently commenced our current exploration plan of operations.
 The Company had no revenue for the fiscal years since inception. The Company has not declared or paid dividends during the past five years and does not anticipate doing so in the foreseeable future.

(iv) Possible Inadequate Working Capital and Lack of Cash Flow

The Company is currently receiving its financing from a Line of Credit which it has obtained from Superior SAH. That credit line should be sufficient to complete its present phase of exploration to enable the Company to enter into either a sale of those claims or a joint venture with an experience mining company for the mining of those claims. However, that line of credit is due for repayment in September of 2005. Should the Company not have sold those claims by that date or obtained need additional financing elsewhere, it will be required to either refinance that loan or raise further funds for that purpose as well as for working capital within
24 months of the date of filing this registration statement.   There is no
assurance that the Company will be able to obtain the funds required to continue operations on the properties and to continue its exploration and development of the properties. Even if the results of exploration are encouraging, the Company may not have sufficient funds to conduct the further exploration that may be necessary to determine whether or not a commercially mineable deposit exists on the property and may not realize a return on its investment. The Company may generate additional working capital through equity offerings, borrowings, operation, development, sale or possibly the joint venture development of its properties and/or a combination thereof; there is no assurance that any such funds will be available for operations. Failure to obtain such additional capital, if needed, would have a material adverse effect on the Company's operations.

(v) Title to Assets

The Timmins Claims are unpatented mining claims; however, there is no guarantee that title to the claims will not be challenged or impugned. In Canada, all land belongs to the state. No other entity, aboriginal or otherwise, has the right to contest a mining property under a claim acknowledged by the government.

(vi) Competition and Agreements with Other Parties

The mineral resources industry is intensely competitive and the Company competes with many companies that have greater financial resources and technical facilities. Significant competition exists for the limited number of mineral acquisition opportunities. As a result of this competition, the Company may be unable to acquire additional properties on terms it considers acceptable.

(vii) Fluctuating Mineral Prices

The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of mineral reserves are developed, a profitable market will exist for the sale of minerals.
Factors beyond the control of the Company may affect the marketability of any minerals discovered; significant price movements over short periods of time may be affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the U.S. dollar relative to other currencies), interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods. The effect of these factors on the price of minerals, specifically, Nickel, and therefore the economic viability of any of the Company's exploration projects cannot accurately be predicted.

(viii) Repatriation of Funds from Foreign Operations

Repatriation of funds (including the remittance of payments in respect of capital) from the Company's or its subsidiaries' foreign operations may be curtailed or restricted pursuant to foreign exchange controls, export controls and other government laws or regulations in countries in which the Company and its subsidiaries conduct operations, which may be imposed in
the future.   There are no export controls currently in place in Canada
regarding Nickel.

(ix)  Environmental and Other Regulatory Requirements

The Company is currently in compliance with all applicable environmental rules and regulations. However, amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent interpretation, implementation or enforcement thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs, or decreases in levels of production at producing properties, or require abandonment or delay in development of new mining properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violation of applicable laws or regulations.

Environmental regulations in Canada require mining companies to take necessary measures to prevent pollution to the environment, to treat waste, emissions, and effluents, and to preserve the national heritage of forests and water resources. To date, the Company has not been subject to any fines or penalties for violations of relevant government regulations.

(x)  Insurance

The nature of risks the Company faces in the conduct of its business and operations are such that liabilities could exceed policy limits in any insurance policy or could be excluded from coverage under an insurance policy. The potential costs which could be associated with any liabilities not covered by insurance or in excess of insurance coverage or compliance with applicable laws and regulations may cause substantial delays and require significant capital outlays, adversely affecting the Company's earnings and competitive position in the future and, potentially, its financial position. The Company maintains a level of insurance that is in line with industry standards.

(xi) Management & Key Employees

The Company is dependent on a relatively small number of key employees, the loss of any of whom could have an adverse effect on the Company.

(xii)  Conflict of Interest

The Company's Officers and Directors serve as Directors of other companies and to the extent that such other companies may participate in ventures in which the Company may participate, the Directors of the Company will have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In accordance with the laws of Nevada, the Officers and Directors of the Company are required to act honestly, in good faith and in the best interests of the Company.

ITEM 4    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

               PRINCIPAL STOCKHOLDERS
               ----------------------
The following table sets forth, as of August 15, 2003, certain information with respect to the beneficial ownership of the common stock by (1) each person known by us to beneficially own more than 5% of our outstanding shares, (2) each of our directors, (3) each Named Executive Officer and (4) all of our executive officers and directors as a group. Except as otherwise indicated, each stockholder listed below has direct beneficial ownership, sole voting and investment power with respect to the shares of common stock set forth opposite such owner's name.

NAME AND ADDRESS OF           AMOUNT AND NATURE OF          PERCENT OF
BENEFICIAL OWNER (1)          BENEFICIAL OWNERSHIP          OUTSTANDING SHARES
--------------------          --------------------          ------------------
5% STOCKHOLDERS

Vern F. Bock                      3,000,000 shares              32.61%
21831 Calatrava
Mission Viejo, CA  92692

Sea Emerald Development Corp.       500,000 shares               5.43%
1997 Remo Drive
Brights Grove, ON  N0N 1C0
Canada

                                          19

DIRECTORS AND EXECUTIVE OFFICERS

Thomas H. Burke                     150,000 shares               1.63%
2532 Dupont Drive
Irvine, CA 92612

Vern F. Bock                      3,000,000 shares              32.61%
21831 Calatrava
Mission Viejo, CA  92692

Herve St. Louis (F1)                500,000 shares               5.43%
243 Lois Crescsnt
Timmins, Ontario
P4P 1G7

Officers and Directors           3,650,000 shares               39.67%
  as a Group

(1) Under the rules of the SEC, a person is deemed to be the beneficial owner of a security if such person has or shares the power to vote or direct the voting of such security or the power to dispose or direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities if that person has the right to acquire beneficial ownership within 60 days of the date hereof. Unless otherwise indicated by footnote, the named entities or individuals have sole voting and investment power with respect to the shares of common stock beneficially owned.

(2) This table is based upon information obtained from our stock records. Unless otherwise indicated in the footnotes to the above table and subject to community property laws where applicable, we believe that each shareholder named in the above table has sole or shared voting and investment power with respect to the shares indicated as beneficially owned.
________________________

(F1) Herve St. Louis is the director nominated by Sea Emerald Development Corp to serve as Sea Emerald's representative on our Board of Directors, as required by the Agreement between our Company and Sea Emerald. These 500,000 shares are in the name of Sea Emerald.
________________________

ITEM 5 DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following table sets forth the name, business experience, functions and areas of experience in the Company and principal business activities performed outside of the Company of each director, member of senior management and employees upon whose work the Company is dependent:

                                        Principal Business                 Number of
Name, Age           Officer in          Activities and                     Common
and Address         our Company         Principal Directorships            Shares
-----------------   ------------------- ---------------------------------  ---------
Thomas H. Burke,    Chairman of the     Mr. Burke is a retired               150,000
Age 64              Board of Directors, construction company owner and
2532 Dupont Drive   President,          executives.  For the past 10
Irvine, CA.         Treasurer and       years, he had managed his own
92612               Chief Executive     investments and acting as a
                    Officer of Metal    forensic witness in major
                    Mines since 2003    construction litigation

Vern F. Brock,      Director and        Mr. Bock has been a mortgage loan  3,000,000
Age 56              Secretary           broker over the past 10 years and
21831 Calatrava     since 2003          is currently engaged by Washington
Mission Viejo, CA.                      Mutual in that capacity.
92692

Herve St-Louis,     Director since      Mr. St-Louis is an independent       500,000
Age 64              2003                mineral prospector in the                (F1)
243 Lois Crescent                       Timmins mining district and
Timmins, Ontario                        has been so for the past
P4P 1G7                                 40 years.
-----------------   ------------------- ---------------------------------  ---------

None of our Officers and/or Directors have filed any bankruptcy petition, been convicted of or been the subject of any criminal proceedings or the subject of any order, judgment or decree involving the violation of any state or federal securities laws within the past five (5) years.

________________________

(F1) Mr. St. Louis holds no shares directly but is a principal in Sea Emerald Development Corp., which currently holds 500,000 shares and, provided the company completes its acquisition of the mineral claims discussed above, will hold 2,500,000 shares.
________________________

               BOARD COMMITTEES
               ----------------

In May 2003, our Board of Directors created the Compensation Committee, which is comprised of Thomas H. Burke, Vern F. Bock and Herve St-Louis. The Compensation Committee has the authority to review all compensation matters relating to us. The Compensation Committee has not yet formulated compensation policies for senior management and executive officers. As a developmental exploratory entity, we currently do not have any employees, except for our executive officers. Under our current business plan and mode of operation, all functions are being handled through third party contracts. Should we develop operations under which we have employees, it is anticipated that the Compensation Committee will develop a company-wide program covering all employees and that the goals of such program will be to attract, maintain, and motivate our employees.

It is further anticipated that one of the aspects of the program will be to link an employee's compensation to his or her performance, and that the grant of stock options or other awards related to the price of the Common Shares will be used in order to make an employee's compensation consistent with shareholders' gains.

It is expected that salaries will be set competitively relative to the mineral exploration industry and that individual experience and performance will be considered in setting salaries.

In May 2003, our Board of Directors created an Audit Committee, which is comprised of Thomas H. Burke, Vern F. Bock and Herve St-Louis. The Audit Committee is charged with reviewing the following matters and advising and consulting with the entire Board of Directors with respect thereto: (i) the preparation of our annual financial statements in collaboration with our independent accountants; (ii) annual review of our financial statements and annual report; and (iii) all contracts between us and our officers, directors and other affiliates. The Audit Committee, like most independent committees of public companies, does not have explicit authority to veto any actions of the entire Board of Directors relating to the foregoing or other matters; however, our senior management, recognizing their own fiduciary duty to us and our stockholders, is committed not to take any action contrary to the recommendation of the Audit Committee in any matter within the scope of its review.


ITEM 6  EXECUTIVE COMPENSATION

No officer or director has ever received any cash compensation and, due to the financial condition of the corporation, none is intended for the foreseeable future.

ITEM 7  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We currently use approximately 400 square feet of leased office space in the offices of our President, Thomas H. Burke. We lease such space from Mr. Burke for $150 month which covers the use of the telephone, office equipment and furniture.

Under the Option to Purchase Mineral Interests executed between Sea Emerald Development and Mineral Mines, Inc. dated April 30, 2003, we are obligated to issue 500,000 shares of common stock on or before the six-month anniversary of that agreement, another 500,000 on or before the nine-month anniversary and 1,000,000 shares on or before the 12 month anniversary of that agreement. If all 2,000,000 of those shares are issued, then based on the number of issued shares of the Company as at August 15, 2003 and the shareholdings of Sea Emerald at that date, Sea Emerald would then hold 22.3% of the Company's issued shares.

In August, 2003, we entered into a Lending Agreement Regarding Line of Credit with Superior SAH of Luxembourg under which it agreed to lend the Metal Mines up to $500,000 USD. This sum may be draw down in increments of not less than $10,000 at any time prior to the end of February of next year. All sums drawn under that agreement bear interest at 10% per annum
and are payable in full on September 5, 2005.   Presently we have drawn the
first $30,000 under that Lending Agreement. Independent of that lending agreement, Superior SAH holds 400,000 shares of our common stock which it acquired under a private placement in July, 2000.


ITEM 8  DESCRIPTION OF SECURITIES

The following is a summary description of our capital stock and certain provisions of our certificate of incorporation and by- laws, copies of which have been incorporated by reference as exhibits to the registration statement of which this prospectus forms a part. The following discussion is qualified in its entirety by reference to such exhibits.

                                  GENERAL

Our Articles of Incorporation authorize us to issue up to 50,000,000 Common Shares, $0.0001 par value per common share. As of August 15, 2003, there were 9,200,000 shares of our common stock outstanding.

COMMON STOCK
------------

The holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Our certificate of incorporation and bylaws do not provide for cumulative voting rights in the election of directors. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefor. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in the assets remaining after payment of liabilities. Holders of common stock have no preemptive, conversion or redemption rights. All of the outstanding shares of common stock are fully-paid and non-assessable.

Liquidation Rights.
-------------------

Upon our liquidation or dissolution, each outstanding Common Share will be entitled to share equally in our assets legally available for distribution to shareholders after the payment of all debts and other liabilities.

Dividend Rights.
----------------

We do not have limitations or restrictions upon the rights of our Board of Directors to declare dividends, and we may pay dividends on our shares of stock in cash, property, or our own shares, except when we are insolvent or when the payment thereof would render us insolvent subject to the provisions of the Nevada Statutes. We have not paid dividends to date, and we do not anticipate that we will pay any dividends in the foreseeable future.

Voting Rights.
--------------

Holders of our Common Shares are entitled to cast one vote for each share held of record at all shareholders meetings for all purposes.

Other Rights.
-------------

Common Shares are not redeemable, have no conversion rights and carry no preemptive or other rights to subscribe to or purchase additional Common Shares in the event of a subsequent offering.

There are no other material rights of the common shareholders not included herein. There is no provision in our charter or by-laws that would delay, defer or prevent a change in control of us. We have not issued debt securities.

                                  PART II
                                  -------
ITEM 1 MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

Lack of Market for Our Common Stock
-----------------------------------

There is no established public trading market for our securities. We intend to seek a market maker to apply for a listing on the OTC Electronic Bulletin Board in the United States. Our shares are not and have not been listed or quoted on any exchange or quotation system.

Holders of Our Common Stock
---------------------------

As of the date of this registration statement, we had 19 registered shareholders.

Rule 144 Shares
---------------

As of the date of this registration statement, a total of 9,200,000 shares of our common stock are outstanding. Our common stock will be available for resale to the public with respect to 9,200,000 shares, in accordance with the volume and trading limitations of Rule 144 of the Act. In general, under Rule 144 as currently in effect, a person who has beneficially owned shares of a company's common stock for at least one year is entitled to sell within any three month period a number of shares that does not exceed the greater of:

1. 1% of the number of shares of the company's common stock then outstanding which, in our case, would equal approximately 92,000 shares as of the date of this prospectus; or

2. The average weekly trading volume of the company's common stock during the four calendar weeks preceding the filing of a notice on form 144 with respect to the sale.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about the company.

Under Rule 144(k), a person who is not one of the company's affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Dividends
---------
To date, we have not declared or paid any dividends on our common stock. We currently do not anticipate paying any cash dividends in the foreseeable future on our common stock, when issued pursuant to this offering. Although we intend to retain our earnings, if any, to finance the exploration and growth of our business, our Board of Directors will have the discretion to declare and pay dividends in the future.

Payment of dividends in the future will depend upon our earnings, capital requirements, and other factors, which our Board of Directors may deem relevant.

ITEM 2  LEGAL PROCEEDINGS

The Company is not involved in any legal proceedings.

ITEM 3 CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

There have been no changes in or disagreements with accountants since inception of the Company.


ITEM 5 INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 78.255 of Nevada Revised Statutes provides, in summary, that directors and officers of Nevada corporations are entitled, under certain circumstances, to be indemnified against all expenses and liabilities (including attorney's fees) incurred by them as a result of suits brought against them in their capacity as a director or officer, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful; provided, that no indemnification may be made against expenses in respect of any claim, issue or matter as to which they shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, they are fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. Any such indemnification may be made by the corporation only as authorized in each specific case upon a determination by the stockholders or disinterested directors that indemnification is proper because the indemnitee has met the applicable standard of conduct. Our Bylaws entitle our officers and directors to indemnification to the fullest extent permitted by the Nevada Revised Statutes.

We have agreed to indemnify each of our directors and certain officers against certain liabilities, including liabilities under the Securities Act of 1933. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the provisions described above, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than our payment of expenses incurred or paid by our director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                  PART F/S
                                 ---------


                             Metal Mines, Inc.
                         (Formerly Networth, Inc.)
                       (A Development Stage Company)
                            Financial Statements
                            August 15, 2003 and
                             December 31, 2002
/Letterhead/


                        Independent Auditors Report
                        ---------------------------

To the Board of Directors of
Metal Mines, Inc.
(Formerly Networth, Inc.)
(A Development Stage Company)

We have audited the accompanying balance sheet of Metal Mines, Inc., (a Nevada Corporation), (a development stage company) as of August 15, 2003 and December 31, 2002, and the related statements of operations, stockholders' equity, and cash flows for the period January 1, 2003 to August 15, 2003 and the year ended December 31, 2002 and accumulated from May 11, 2000 (Inception) to August 15, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards, in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the August 15, 2003 and December 31, 2002 financial statements referred to above present fairly, in all material respects, the financial position of Metal Mines, Inc., as of August 15, 2003 and December 31, 2002, and the results of its operations and its cash flows for the period January 1, 2003 to August 15, 2003 and the year ended December 31, 2002 and accumulated from May 11, 2000 (Inception) to August 15, 2003, in conformity with generally accepted accounting principles, in the United States of America.




/S/ Bierwolf, Nilson & Associates

Bierwolf, Nilson & Associates
Salt Lake City, Utah
August 21, 2003

                             Metal Mines, Inc.
                         (Formerly Networth, Inc.)
                       (A Development Stage Company)
                               Balance Sheet

                                                   August 15,  December 31,
                                                     2003          2002
                                                 ------------  ------------
                                   Assets
Current Assets
--------------
 Cash & Cash Equivalents                        $     30,013  $        250
                                                 ------------  ------------
   Total Current Assets                               30,013           250

Intangible Assets
-----------------
 Mineral Rights                                           50         -
                                                 ------------  ------------
   Total Other Assets                                     50         -
                                                 ------------  ------------
   Total Assets                                 $     30,063  $        250
                                                 ============  ============

                     Liabilities & Stockholders' Equity
Current Liabilities
-------------------
 Accounts Payable                               $      3,398  $        255
 Accrued Expenses                                        825         -
 Accrued Interest                                         61         -
 Note Payable - Shareholder                            3,202         -
                                                 ------------  ------------
   Total Current Liabilities                           7,486           255

Long Term Liabilities
---------------------
 Line of Credit                                       30,000         -
                                                 ------------  ------------
   Total Long Term Liabilities                        30,000         -

Stockholders' Equity
--------------------
 Common Stock, 50,000,000 Shares Authorized at
  $0.0001 Par Value, 9,200,000 and 8,700,000
  Shares Issued and Outstanding, Respectively            920           870
 Common Stock Subscribed                                 200         -
 Paid In Capital                                       2,625         2,625
 Deficit Accumulated During the Development
  Stage                                              (10,969)       (3,500)
 Less Subscriptions Receivable                          (200)        -
                                                 ------------  ------------
   Total Stockholders' Equity                        (7,423)            (5)
                                                 ------------  ------------
   Total Liabilities & Stockholders' Equity     $     30,063  $        250
                                                 ============  ============

 The accompanying notes are an integral part of these financial statements.
                                     29
                             Metal Mines, Inc.
                         (Formerly Networth, Inc.)
                       (A Development Stage Company)
                          Statement of Operations
           For the Period January 1, 2003 to August 15, 2003 and
                    the Year Ended December 31, 2002 and
        Accumulated from May 11, 2000 (Inception) to August 15, 2003


                                       2003          2002       Accumulated
                                   ------------  ------------  ------------
Revenues                           $     -      $      -      $      -
                                   ------------  ------------  ------------
Expenses
--------
 General & Administrative
  Expenses                               7,408         -            10,908
                                   ------------  ------------  ------------
   Total Expenses                        7,408         -            10,908
                                   ------------  ------------  ------------
   Income (Loss) from Operations        (7,408)        -           (10,908)

Other Income (Expenses)
-----------------------
 Interest (Expense)                        (61)        -               (61)
                                   ------------  ------------  ------------
   Total Other Income (Expense)            (61)        -               (61)
                                   ------------  ------------  ------------
   (Loss) Before Interest
   and Taxes                            (7,469)        -           (10,969)

   Taxes                                 -             -             -
                                   ------------  ------------  ------------
   Net Income (Loss)               $    (7,469) $      -      $    (10,969)
                                   ============  ============  ============
   Loss Per Share                  $     (0.00) $      (0.00)

   Weighted Average Shares
   Outstanding                       9,200,000     8,700,000


 The accompanying notes are an integral part of these financial statements.
                                     30

                             Metal Mines, Inc.
                         (Formerly Networth, Inc.)
                       (A Development Stage Company)
                     Statement of Stockholders' Equity
              From May 11, 2000 (Inception) to August 15, 2003

                                                          Common
                                                          Stock    Subscr-    Accum-
                              Common Stock      Paid In  Subscr-   iptions    ulated
                           Shares    Amount     Capital  iptions Receivable  Deficit
                       --------------------------------------------------------------
Balance, May 11, 2000
(Inception)            $    -     $   -      $    -    $    -    $    -     $   -

Shares Issued for Cash
at $.0004 Per Share    8,700,000       870       2,625      -         -         -

Net Loss for Period
Ended December
31, 2000                    -         -           -         -         -       (3,500)
                       --------------------------------------------------------------
Balance, December
31, 2000               8,700,000       870       2,625      -         -       (3,500)

Net Loss for Year
Ended December
31, 2001                    -         -           -         -         -         -
                       --------------------------------------------------------------
Balance, December
31, 2001               8,700,000       870       2,625      -         -       (3,500)

Net Loss for Year
Ended December
31, 2002                    -         -           -         -         -         -
                       --------------------------------------------------------------
Balance, December
31, 2002               8,700,000       870       2,625      -         -       (3,500)

Shares Issued at
$.0001 Per Share for
Mineral Rights           500,000        50        -         -         -         -

Common Stock
Subscriptions               -         -           -          200      (200)     -

Net Loss for Period
Ended August 15, 2003       -         -           -         -         -       (7,469)
                       --------------------------------------------------------------
Balance, August
15, 2003               9,200,000  $    920    $  2,625 $     200  $   (200) $(10,969)
                       --------------------------------------------------------------

 The accompanying notes are an integral part of these financial statements.
                                     31

                             Metal Mines, Inc.
                         (Formerly Networth, Inc.)
                       (A Development Stage Company)
           For the Period January 1, 2003 to August 15, 2003 and
                   the Year Ended December 31, 2002 and
        Accumulated from May 11, 2000 (Inception) to August 15, 2003

                                                 2003          2002       Accumulated
                                             ------------  ------------  ------------
Cash Flows from Operating Activities
------------------------------------
 Net (Loss)                                  $    (7,469) $      -      $    (10,969)
 Adjustments to Reconcile Net Loss to
 Cash Used by Operating Activities;
   Increase (Decrease) in Accounts Payable         3,144         -             3,399
   Increase (Decrease) in Accrued Liabilities        825         -               825
   Increase (Decrease) in Accrued Interest            61         -                61
                                             ------------  ------------  ------------
   Cash Used from Operating Activities            (3,439)        -            (6,684)

Cash Flows from Investing Activities               -             -             -
------------------------------------         ------------  ------------  ------------

   Cash Provided by Investing Activities           -             -             -

Cash Flows from Financial Activities
------------------------------------
 Line of Credit                                   30,000         -            30,000
 Note Payable - Shareholder                        3,202         -             3,202
 Proceeds from Sale of Common Stock                -             -             3,495
                                             ------------  ------------  ------------
   Cash Provided by Financing Activities          33,202         -            36,697

   Increase (Decrease) in Cash
   & Cash Equivalents                             29,763         -            30,013

   Cash, Beginning of Period                         250           250         -
                                             ------------  ------------  ------------
   Cash, End of Period                       $    30,013  $        250  $     30,013
                                             ============  ============  ============
Disclosures from Operating Activities
-------------------------------------

 Interest                                    $     -      $      -      $      -
 Taxes                                             -             -             -



 The accompanying notes are an integral part of these financial statements.
                                     32

                             Metal Mines, Inc.
                         (Formerly Networth, Inc.)
                       (A Development Stage Company)
                       Notes to Financial Statements
                              August 15, 2003

Note 1 - Organization

The Company was organized on May 11, 2000 under the laws of the state of Nevada using the name of Networth, Inc. On April 29, 2003, the Company filed a Certificate of Amendment with the state of Nevada changing it's name to Metal Mines, Inc. The Company has been dormant since inception and has not generated significant revenue and is considered to be a development stage company. Upon incorporation, the Company authorized 50,000,000 shares of common stock with a par value of $.0001 per share.

Note 2 - Significant Accounting Policies

A.   The Company uses the accrual method of accounting.

B. Revenues and directly related expenses are recognized within the period they are incurred.

C. The Company considers all short term, highly liquid investments that are readily convertible, within three months, to known amounts as cash equivalents. The Company currently has no cash equivalents.
       Primary earnings per share amounts are based on the weighted average number of shares outstanding at the dates of the financial statements. Fully diluted earnings per share shall be shown on stock options and other convertible issues that may be exercised within ten years of the financial statements dates.

D. The preparation of these financial statements in conformity with generally accepted accounting principles, in the United States of America, requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Note 3 - Stockholders' Equity

During 2003, the Company entered into an Agreement with Sea Emerald Development Corporation ("SEDC") to acquire mineral rights for common stock. The Agreement calls for the Company to issue to SEDC 2,500,000 shares of restricted common stock in exchange for the mineral rights. In 2003, the Company issued 500,000 shares of common stock at $.0001 per share and agreed to issue an additional 2,000,000 shares within a twelve month period. Accordingly, common stock has been increased by the par value of 500,000 shares. In addition, the Company has increased common stock subscribed by the par value of the amount of shares yet to be issued, with a corresponding debit to subscriptions receivable of $200, which has been shown as a negative component of stockholders' equity.


                                 Continued
                                     33

                             Metal Mines, Inc.
                         (Formerly Networth, Inc.)
                       (A Development Stage Company)
                       Notes to Financial Statements
                              August 15, 2003

Note 4 - Note Payable - Shareholder

The Company has issued a promissory note to a shareholder of the Company in the amount of $3,202. This note is unsecured, bears an interest rate of 9% per annum and is due and payable on demand. At August 15, 2003, the accrued interest associated with the note was $3.

Note 5 - Note Payable

In 2003, the Company negotiated a line of credit with Superior SAH of Luxembourg. Under the terms of the line of credit the Company may borrow up to $500,000 with a simple interest rate of 10% per annum. At August 15, 2003 the Superior SAH of Luxembourg had advanced the company $30,000 pursuant to the line of credit arrangements.

Any principal balance and accrued interest on the line of credit is due and payable on September 1, 2005. Interest of $58 has been accrued on the line of credit at August 15, 2003.

ITEM 16
                                  PART III
                                 ---------

ITEM 1 INDEX TO EXHIBITS

NUMBER DESCRIPTION
------   ------------------------------------------------------------------
3(i)   Certificate of Incorporation of the Registrant and Amendment thereto
3(ii)  Bylaws of the Registrant
4      Form of Common Stock Certificate
5.1    Opinion of Michael J. Morrison, Chtd., with respect to the legality of the securities being registered
23.1   Consent of Bierwolf, Nilson & Associates
31     302 Sarbannes-Oxley  Sec 302 Certifications
32     906 Sarbannes-Oxley  Sec 906 Certifications
ITEM 2 DESCRIPTION OF EXHIBITS

See the index to Exhibits.

                                     34

                                 SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 10-SB and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

                                   METAL MINES, INC.

Date: August 26, 2003              Signed: /S/ Thomas H. Burke
                                   -------------------------------------
                                   Thomas H. Burke
                                   President and Chief Executive Officer







                                     35